FORM 6-K
                              --------------------

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                              --------------------

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13A-16 OR 15D-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934

                              ---------------------

                           For the month of March 2002
                             ----------------------

                          PFEIFFER VACUUM TECHNOLOGY AG
                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)
                             -----------------------
                               BERLINER STRASSE 43
                                 D-35614 ASSLAR
                           FEDERAL REPUBLIC OF GERMANY
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

Indicate by check mark whether the registrant files or will file annual reports under cover form 20-F or Form 40-F.

                        Form 20-F [X]     Form 40-F  [_]

                       ----------------------------------

Indicate by check mark whether the registrant by furnishing the information the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes [_]      No [X]

                      ------------------------------------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______

PART I.    FINANCIAL INFORMATION

ITEM I.     FINANCIAL STATEMENTS

                          PFEIFFER VACUUM TECHNOLOGY AG
                          CONDENSED STATEMENT OF INCOME
                   (IN THOUSANDS OTHER THAN PER SHARE AMOUNTS)
                                   (UNAUDITED)

                                                 THREE MONTHS ENDED MARCH 31,
                                              ----------------------------------
                                                  2002               2001
                                                 (EURO)             (EURO)
                                              ---------------    ---------------
Net sales.....................................    37,001             46,731
Cost of sales.................................   (20,229)           (25,929)
                                              ---------------    ---------------
Gross profit..................................    16,772             20,802


Selling and marketing expenses................    (5,420)            (6,590)
General and administrative expenses...........    (3,137)            (2,363)
Research and development expenses.............    (2,492)            (1,966)
Depreciation..................................    (1,173)            (1,065)
Goodwillamortization..........................         -                (31)
                                              ---------------    ---------------
Operating profit..............................     4,550              8,787


Interest expense..............................      (119)              (200)
Interest income...............................       438                599
Foreign exchange (loss) gain..................       (50)                66
                                              ---------------    ---------------
Income before taxes...........................     4,819              9,252

Income taxes..................................    (1,879)            (3,608)
                                              ---------------    ---------------

Net income....................................     2,940              5,644
                                              ===============    ===============


Net income per ordinary share and ADR:
   Basic......................................      0.33               0.65
                                              ===============    ===============
   Diluted....................................      0.33               0.64
                                              ===============    ===============


See accompanying notes to the condensed financial statements.

                          PFEIFFER VACUUM TECHNOLOGY AG
                             CONDENSED BALANCE SHEET
                            (IN THOUSANDS, UNAUDITED)

                                                     MARCH 31,          DECEMBER 31,
                                                       2002                 2001
                                                   --------------      -------------
                                                       (EURO)              (EURO)
ASSETS
Cash and cash equivalents.........................      61,061              65,035
Trade accounts receivable - net...................      26,370              24,788
Other accounts receivable ........................       4,598               3,714
Inventories - net.................................      22,612              20,448
Prepaid expenses .................................         892               1,186
Deferred tax asset - net..........................         275                 274
Other current assets..............................          11                 205
                                                   --------------      -------------

TOTAL CURRENT ASSETS..............................     115,819             115,650

Property, plant and equipment - net...............      30,458              30,184
Deferred tax asset - net..........................       2,802               2,783
Goodwill..........................................       1,037               1,037
Other assets......................................         877                 950
                                                   --------------      -------------

TOTAL ASSETS......................................     150,993             150,604
                                                   ==============      =============

LIABILITIES AND SHAREHOLDERS' EQUITY

Current portion of long-term debt.................       1,291               1,291
Trade accounts payable............................       7,440               7,608
Accrued other liabilities.........................      10,862              10,436
Income tax liabilities............................       2,224               5,414
Customer deposits.................................       2,161               1,840
                                                   --------------      -------------

TOTAL CURRENT LIABILITIES.........................      23,978              26,589

Long-term debt....................................       8,392               9,037
Convertible bonds.................................         563                 563
Accrued pension liabilities.......................      31,655              30,883
Minority interests................................         130                 130

SHAREHOLDERS' EQUITY

Share capital.....................................      22,504              22,504
Additional paid-in capital........................       2,821               2,821
Accumulated profit................................      56,198              53,258
Accumulated other comprehensive income............       4,752               4,819
                                                   --------------      -------------

TOTAL SHAREHOLDERS' EQUITY........................      86,275              83,402
                                                   --------------      -------------

TOTAL LIABILITIES AND SHAREHOLDERS` EQUITY........     150,993             150,604
                                                   ==============      =============


See accompanying notes to the condensed financial statements.


                          PFEIFFER VACUUM TECHNOLOGY AG
                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                                   (UNAUDITED)

                                                      ADDITIONAL                  MINIMUM    CUMULATIVE   UNREALIZED      TOTAL
                                            SHARE       PAID-IN     RETAINED      PENSION    TRANSLATION  GAIN/(LOSS)  SHAREHOLDERS'
                                           CAPITAL      CAPITAL     EARNINGS     LIABILITY   ADJUSTMENT    ON HEDGES      EQUITY
                                        --------------------------------------------------------------------------------------------
                                                                              (IN THOUSANDS(EURO))
Balance at December 31, 1999..........     21,635        1,560        22,951           -         2,297        (486)      47,957
Dividends paid........................                                (3,327)                                            (3,327)
Bonds converted.......................        430          624                                                            1,054
Net income............................                                19,082                                             19,082
Components of  other
comprehensive income..................                                               (19)        1,243        1,117       2,341
                                        ----------------------------------------------------------------------------------------
Comprehensive income..................                                                                                   21,423
                                                                                                                -       --------

Balance at December 31, 2000..........     22,065       2,184         38,706         (19)        3,540          631      67,107
Dividends paid........................                                (4,319)                                            (4,319)
Bonds converted.......................        439         637                                                             1,076
Net income............................                                18,871                                             18,871
Components of other
comprehensive income..................                                                19           457          191         667
                                        ----------------------------------------------------------------------------------------
Comprehensive income..................                                                                                   19,538
                                                                                                                -       --------
Balance at December 31, 2001..........     22,504       2,821         53,258           -         3,997          822      83,402
Net income............................                                 2,940                                              2,940
Components of other
comprehensive income..................                                                            (103)          36         (67)
                                        ----------------------------------------------------------------------------------------
Comprehensive income..................                                                                                    2,873
                                                                                                                        --------

Balance at March 31, 2002.............     22,504       2,821         56,198           -         3,894          858      86,275
                                        =========       =====        ========        ====       =======       ======    ========


See accompanying notes to condensed financial statements.

                          PFEIFFER VACUUM TECHNOLOGY AG
                        CONDENSED STATEMENT OF CASH FLOWS
                                 (IN THOUSANDS)
                                   (UNAUDITED)

                                                                THREE MONTHS ENDED MARCH 31,
                                                                ----------------------------
                                                                    2002             2001
                                                                -------------   ------------
                                                                    (EURO)          (EURO)
CASH FLOW FROM OPERATING ACTIVITIES:
Net income.....................................................        2,940          5,644
Adjustments to reconcile net income to net cash
  flows from operating activities:
provided by operating activities:
  Depreciation.................................................        1,173          1,065
  Amortization.................................................            -             31
  Gain on disposal of fixed assets.............................           (3)           (17)
  Provision for doubtful accounts..............................           75             30
Effects of changes in operating assets and liabilities:
  Trade accounts receivable....................................       (1,657)          (642)
  Other accounts receivable....................................         (884)           278
  Inventories..................................................         (295)        (1,860)
  Prepaid expenses ............................................          294           (219)
  Other assets, short-term.....................................          193              8
  Other assets, long-term......................................           54           (203)
  Accrued pension liabilities..................................          772            730
  Accounts payable.............................................         (168)           389
  Income tax liabilities.......................................       (3,190)         1,139
  Accrued other liabilities....................................          426           (806)
  Customer deposits............................................          321            (85)
                                                                -------------   ------------
Net cash provided by operating activities......................           51          5,482

CASH FLOW FROM INVESTING ACTIVITIES:
Proceeds from disposal of fixed assets.........................           26             99
Capital expenditures...........................................         (936)        (2,183)
Purchase of business assets....................................       (2,403)             -
                                                                -------------   ------------
Net cash used in investing activities..........................       (3,313)        (2,084)

CASH FLOW FROM FINANCING ACTIVITIES:
Long-term debt.................................................         (645)             -
Bonds payable converted (additional payment)...................            -             15
Bonds payable converted (share capital increase)...............            -             11
Bonds payable converted (repayments)...........................            -            (11)
                                                                -------------   ------------
Net cash provided by (used in) financing activities............         (645)            15

FOREIGN CURRENCY TRANSLATION ADJUSTMENT........................          (67)            (6)
                                                                -------------   ------------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS...........       (3,974)         3,407

CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD...........       65,035         52,526
                                                                -------------   ------------

CASH AND CASH EQUIVALENTS AT END OF THE PERIOD.................       61,061         55,933
                                                                =============   ============


See accompanying notes to condensed financial statements.

                          PFEIFFER VACUUM TECHNOLOGY AG
                   NOTES TO THE CONDENSED FINANCIAL STATEMENTS
                                   (UNAUDITED)



1.   BASIS OF PRESENTATION

The accompanying unaudited condensed financial statements have been prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP") for interim financial information. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation of financial position and results of operations have been included. Operating results for the three month period ended March 31, 2002 are not necessarily indicative of the results that may be expected for the year ended December 31, 2002. All amounts in the accompanying unaudited condensed financial statements are presented in EURO ("(euro)"). For further information, refer to the consolidated financial statements and footnotes thereto included in the Pfeiffer Vacuum Technology AG annual report on Form 20-F for the year ended December 31, 2001.

Since July 16, 1996 the Company's American Depositary Receipts, each representing one Ordinary Share, are listed on the New York Stock Exchange and trade under the symbol PV. The depository for the ADRs was until March 12, 2002 the Bank of New York, since March 13, 2002 it is the Deutsche Bank Trust Company Americas in New York. The ADRs also trade on the Berliner Freiverkehr, the Stuttgart Freiverkehr, the Frankfurt Freiverkehr, the Dusseldorf Freiverkehr and the Hamburg Freiverkehr in Germany.

The Company`s Ordinary Shares have been listed and principally traded on the Neuer Markt of the Frankfurt Stock Exchange since April 15, 1998. The Neuer Markt is a segment of Deutsche Borse AG. Effective September 30, 2001, the Deutsche Borse (Neuer Markt) published new rules and regulations, primarily to meet international standards of transparency and publicity. Reports prepared in accordance with U.S. GAAP are still accepted, only some additional information is required. The Company adopted these requirements. Prior information has been adjusted, to ensure the comparability with the current report.



ADOPTION OF NEW PRONOUNCEMENT

Effective January 2002, the Company adopted the Financial Accounting Standards Board Statement No. 142, "Goodwill and Other Intangible Assets" (SFAS No. 142) approved by the Financial Accounting Standards Board in June 2001. This statement changes, among other things, the accounting for goodwill. Upon adoption of this statement, goodwill is no longer subject to amortization over its estimated useful life. Goodwill will be assessed for impairment anually using the fair-value-based test. As of January 1, 2002, the Company had (euro) 1,037,000 of goodwill which was previously amortized over 10 years. This resulted in annual goodwill amortization expense of (euro) 120,000 which will not be recorded on a regular basis with the implementation of SFAS No. 142.

                          PFEIFFER VACUUM TECHNOLOGY AG
                   NOTES TO THE CONDENSED FINANCIAL STATEMENTS
                                   (UNAUDITED)



2.   INVENTORIES

Inventories consist of the following:

                                              MARCH 31,           DECEMBER 31,
                                                2002                 2001
                                            ------------          ------------
                                                   ((EURO) IN THOUSANDS)
  Raw materials............................     8,585                 6,726
  Work-in-process..........................     8,422                 7,449
  Finished products........................    10,559                10,999
  Reserves.................................    (4,954)               (4,726)
                                            ------------          ------------
  Total inventories - net..................    22,612                20,448
                                            ============          ============



3.   CONVERTIBLE BONDS

MANAGEMENT/STAFF PARTICIPATION PROGRAM

     On July 10, 2000, the Company issued (euro) 0.6 million in convertible bonds to members of management and key employees of the Company and its subsidiaries at a purchase price equal to 100% of their principal amount. Each convertible bond with a par value of (euro) 128 is convertible into 50 non-par value Ordinary Shares upon payment of a conversion price. Each holder of convertible bonds may convert up to 30% of such bonds two years after issuance in July 2002, up to 60% of such bonds three years after issuance in July 2003 and up to 100% of such bonds four years after issuance in July 2004, subject to certain closed periods. The last date of conversion is December 9, 2005.

The convertible bonds bear interest at 6% per annum and will be redeemed at 100% of their principal amount on December 10, 2005 unless previously converted. The bonds must be repurchased in the case of termination of employment.

The Company financed the employees' purchase of such convertible bonds with an interest bearing loan. The loans must be repaid at the execution of conversion rights and are classified as other long-term assets on the balance sheet.



4.   EMPLOYEES

     As of March 31, 2002, the Company employed 824 (792 as of March 31, 2001) people, 616 (568 prior year) in Germany and 208 (224 prior year) in other countries.



5.   INCOME TAX EXPENSE

     Under German corporate tax law, taxes on income are composed of corporate taxes, trade taxes and an additional surtax. The Company estimate its combined German corporate statutory tax rate within the year 2002 at 39%. The Company's effective tax rate in the first quarter 2002 was 39%.

                          PFEIFFER VACUUM TECHNOLOGY AG
                   NOTES TO THE CONDENSED FINANCIAL STATEMENTS
                                   (UNAUDITED)



6.   EARNINGS PER ORDINARY SHARE AND EARNINGS PER ADR

     The following table sets forth the computation of basic and diluted earnings per share:


                                                      MARCH 31, 2002             MARCH 31, 2001
                                                      --------------             --------------
                                                      Ordinary shares            Ordinary shares
                                                         and ADRs                   and ADRs
         NUMERATOR:
         Net income ((euro)in thousands).............        2,940                     5,644

         DENOMINATOR:
         Denominator for basic earnings per
         share / weighted-average shares.............    8,790,600                 8,619,689

         EFFECT OF DILUTIVE SECURITIES:
         Convertible bonds...........................            -                   155,578
                                                      --------------             --------------

         Denominator for diluted earnings per
         share / adjusted weighted average
         shares and assumed conversions..............    8,790,600                 8,775,267
                                                      ==============             ==============



         Basic earnings per share ((euro))...........         0.33                      0.65

         Diluted earnings per share ((euro)).........         0.33                      0.64

                          PFEIFFER VACUUM TECHNOLOGY AG
                   NOTES TO THE CONDENSED FINANCIAL STATEMENTS
                                   (UNAUDITED)



7.   CONDENSED SEGMENT INFORMATION CONCERNING THE COMPANY'S GEOGRAPHIC LOCATIONS

                                                        THREE MONTHS ENDED MARCH 31,
                                                         2002                   2001
                                                      ----------             ----------
                                                               THOUSANDS (EURO)
    NET SALES
    Germany
      Unaffiliated.................................      15,163                19,681
      Intercompany.................................      11,233                15,000
                                                      ----------             ----------
                                                         26,396                34,681
    United States..................................       9,251                14,301
    Europe (excluding Germany).....................      12,201                12,574
    Rest of World..................................         611                   474
                                                      ----------             ----------
                                                         48,459                62,030

    Eliminations...................................     (11,458)              (15,299)
                                                      ----------             ----------
    Total..........................................      37,001                46,731
                                                      ==========             ==========
    OPERATING PROFIT
    Germany........................................       3,356                 5,302
    United States..................................         797                 2,874
    Rest of World..................................         397                   611
                                                      ----------             ----------
    Total..........................................       4,550                 8,787
                                                      ==========             ==========


8.   SHARE OWNERSHIP

     The following table includes certain information known to the Company with respect to beneficial ownership of the Company's Ordinary Shares, ADRs and Convertible Bonds as of March 31, 2002 by all members of the Supervisory Board and the Management Board:


MEMBERS OF THE SUPERVISORY BOARD         ORDINARY       ADRS         CONVERTIBLE
                                          SHARES                        BONDS
--------------------------------------------------------------------------------
Dr. Oltmanns, Michael..................      100          0              0
Anderson, Michael J....................        0          0              0
Prof. Dr. Kugler, Klaus-Jurgen.........        0          0              0
Timmerbeil, Gotz.......................        0          0              0
Keller, Edgar..........................        0          0              0
Schneider, Gunter......................       80          0              0

                          PFEIFFER VACUUM TECHNOLOGY AG
                   NOTES TO THE CONDENSED FINANCIAL STATEMENTS
                                   (UNAUDITED)



MEMBERS OF THE SUPERVISORY BOARD         ORDINARY       ADRS         CONVERTIBLE
                                          SHARES                        BONDS
--------------------------------------------------------------------------------
Dondorf, Wolfgang...................      56,000         200               0
Glaum, Wilfried.....................      34,185         200               0



9.   FORMATION OF NEW COMPANY

     In January 2002, the Company formed a new corporation named Pfeiffer Vacuum Systems GmbH, registered in Aschaffenburg, Germany, for the purpose of designing, manufacturing, selling and service of vacuum systems. The Company in-turn purchased selected assets, including inventory, fixed assets, and intangibles from an existing business in the amount of (euro) 2.4 million. These assets were then contributed to the new company at their purchased value. Due to the nature of the acquisition, the proforma effect of this formation and acquisition is not significant to the Companies operations.

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS



RESULTS OF OPERATIONS


THREE MONTHS ENDED MARCH 31, 2002 COMPARED TO THREE MONTHS ENDED MARCH 31, 2001


NET SALES

     Net sales decreased (euro) 9.7 million or 20.8%, from (euro) 46.7 million in the three months ended March 31, 2001 to (euro) 37.0 million in the three months ended March 31, 2002. The Company's subsidiary in the United States recorded a sales decrease of (euro) 5.0 million, or 35.0%, from (euro) 14.3 million in the first quarter of 2001 to (euro) 9.3 million in the first quarter 2002. The net sales of the Company's location in Germany dropped by (euro) 8.3 million or 23.9%, from (euro) 34.7 million in the period ended March 31, 2001 to
(euro) 26.4 million in the period ended March 31, 2002. The subsidiaries in Europe (excluding Germany) recorded a small decrease by (euro) 0.4 million, offset by a minor sales increase in the rest of world ((euro) 0.1 million), in the respective periods. The Company's primary markets in the United States and Europe have been impacted by a global weakness of the economy, principally in the semiconductor industry.

The net sales in total pumps decreased by (euro) 5.7 million or 23.1%, from
(euro) 24.7 million in the period ended March 31, 2001 to (euro) 19.0 million in the period ended March 31, 2002. Sales of service and spare-parts decreased
(euro) 1.2 million or 16.0% from (euro) 7.5 million in the first quarter 2001 to
(euro) 6.3 million in the first quarter 2002; sales of vacuum components and instruments decreased (euro) 2.8 million or 22.8% from (euro) 12.3 million to
(euro) 9.5 million iN ThE respective periods.

The Company's net sales were favorably impacted by the strengthening of the US Dollar and the British Pound Sterling against the EURO. The effect of changes in these exchange rates reduced by approximately (euro) 0.5 million or 5.2% the total decrease in net sales.


ORDER-INTAKE AND ORDER-BACKLOG

Orders received decreased by (euro) 11.7 million or 24.8%, from (euro) 47.1 million during the three months ended March 31, 2001 to (euro) 35.4 million during the three months ended March 31, 2002. The majority of this decrease was noted in turbo pumps.

The Company's backlog decreased (euro) 13.2 million or 34.6% from (euro) 38.2 million in the first quarter 2001 to (euro) 25.0 million in the first quarter 2002.

Contracts are included in backlog only if they represent firm orders and include firm shipping schedules. The backlog position at any particular time should not be construed to represent future levels of sales and orders.

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS



GROSS PROFIT

     Gross profit decreased (euro) 4.0 million or 19.2%, from (euro) 20.8 million for the three months ended March 31, 2001 to (euro) 16.8 million for the three months ended March 31, 2002. As a percentage of net sales, gross profit increased from 44.5% in the first quarter ended March 31, 2001 to 45.3% in the first quarter ended March 31, 2002.


SELLING AND MARKETING EXPENSES

     Selling and marketing expenses decreased (euro) 1.2 million from (euro) 6.6 million in the three months ended March 31, 2001 to (euro) 5.4 million in the three months ended March 31, 2002. As a percentage of sales, selling and marketing expenses increased from 14.1% in the three months ended March 31, 2001 to 14.7% in the three months ended March 31, 2002. The decrease in the selling and marketing expenses results primarily from the continuing efforts to streamline the Company's worldwide sales organization with an emphasis on controlling costs. The increase in the percentage of sales is due to lower net sales revenues.


GENERAL AND ADMINISTRATIVE EXPENSES

     General and administrative expenses increased (euro) 0.7 milllion from
(euro) 2.4 million in the three months ended March 31, 2001 to (euro) 3.1 million in the three months ended March 31, 2002. As a percentage of sales, general and administrative expenses increased from 5.1% in the three months ended March 31, 2001 to 8.5% in the three months ended March 31, 2002. The increase in the general and administrative expenses results primarily from start-up costs of the newly formed company Pfeiffer Vacuum Systems GmbH.


RESEARCH AND DEVELOPMENT

     Research and development expenses increased (euro) 0.5 million from (euro)
2.0 million in the three months ended March 31, 2001 to (euro) 2.5 million in the three month period ended March 31, 2002. As a percentage of sales the research and developement expenses increased from 4.2% to 6.7% in the comparative periods, respectively. The Company depends to a significant extent on continuing technological advances in vacuum pump design and manufacturing and has invested in the needs of future markets, improving its market position and opening up new markets. The Company has also been investing in products to be used in the manufacturing of pre-recorded and re-writable DVDs (coating under vacuum), especially metalizers and complete DVD lines for production.

The Company expenses all research and development costs as they are incurred and anticipates that future spending on research and development will be comparable to current levels.

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS



OPERATING PROFIT

     Operating profit decreased (euro) 4.2 million or 47.7%, from (euro) 8.8 million in the three months ended March 31, 2001 to (euro) 4.6 million in the three months ended March, 2002. As a percentage of sales the operating profit decreased from 18.8% to 12.3%. The Company recorded a lower sales revenue and lower operational costs. Nevertheless, the start-up costs of the newly formed company and increasing research and development expenses also contributed to the decrease of the operating profit.


INTEREST INCOME

     The Company's interest income decreased slightly by (euro) 0.1 million in the three months ended March 31, 2002.


INCOME TAX EXPENSE

     The Company's effective tax rate was at 39.0% for both, the three months ended March 31, 2002, and the comparable period in the prior year.


NET INCOME

     Net income decreased (euro) 2.7 million or 48.2%, from (euro) 5.6 million in the three months ended March 31, 2001 to (euro) 2.9 million in the three months ended March 31, 2002, respectively, as a result of the factors discussed above.


INVENTORIES

The increase in the inventories is primarily due to purchase of raw-material in connection with the acquisition of purchased business assets.


LIQUIDITY AND CAPITAL RESOURCES

     The Company's business continues to generate sufficient cash to fund its operations, working capital requirements, and capital expenditures. In the three months ended March 31, 2002 net cash provided by operating activities totalled
(euro) 0.1 million as compared to (euro) 5.5 million in the same period in the previous year.

The decrease in net cash provided by operating activities results primarily from the decreased net income of the Company, the payment of income tax liabilities and an increase of trade accounts receivable due to slow payments of certain customers.

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS



The Company's use of cash in investing activities increased by (euro) 1.2 million, primarily due to the purchase of selected assets ((euro) 2.4 million), and lower capital expenditures ((euro) 1.3 million) due to the completion of the new facility within the year 2001.

The investments have been financed by the Company's cash reserves.

The Company has long-term debt totalling to (euro) 9.7 million due to the Kreditanstalt fur Wiederaufbau as per March 31, 2002. The current portion of this loan amounts to (euro) 1.3 million. In the first quarter of 2002 the Company made principal payments on long-term debt of (euro) 0.6 million.

SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date: May 03, 2001



Pfeiffer Vacuum Technology AG






By:    /S/ WOLFGANG DONDORF
     ---------------------------------
      Wolfgang Dondorf
      Chairman of the Management Board






By:    /S/ WILFRIED GLAUM
     ---------------------------------
      Wilfried Glaum
      Member of the Management Board



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